SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a)

(AMENDMENT No. 5)

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares	M7524R108
Nominal value NIS 0.13 per share
(Title of class of securities)	(CUSIP number)

Mr. Tom Wyler
Festin Management Corp.
Pasea Road, Tortola
British Virgin Islands
+411 211 34 34

(Name, address and telephone number of person authorized to receive notices and communications)

November 12, 2003
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7(b) for other parties to whome copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. M7524R108	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: Festin Management Corp. I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,000,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,000,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.3%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. M7524R108	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: Tom S. Wyler I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,000,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.3%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M7524R108	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON: Arthur Mayer-Sommer I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,000,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.3%
14	TYPE OF REPORTING PERSON: IN

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Item 1.    Security and Issuer

        This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on March 26, 2001 (the “Statement”), as amended by Amendment No. 1 filed on May 10, 2001, Amendment No. 2 filed on May 21, 2001, Amendment No. 3 filed on June 21, 2001, and Amendment No. 4 filed on July 18, 2001 relating to Ordinary Shares, nominal value NIS 0.13 per share (the “Ordinary Shares”), of Optibase Ltd., a corporation organized under the laws of Israel (the “Issuer”) filed on behalf of Festin Management Corp. (“Festin”), Tom Wyler and Arthur Mayer-Sommer (collectively, the “Reporting Persons”).

Item 5.    Interest in Securities of the Issuer.

        Since the filing of Amendment No. 4 to the Statement, Festin sold an aggregate of 100,000 Ordinary Shares for total consideration of $604,780.

        The Reporting Persons are the beneficial owners of 3,000,000 Ordinary Shares, or approximately 24.3% of the total outstanding Ordinary Shares (based on the number of Ordinary Shares outstanding as of June 15, 2003 of 12,371,206), as stated in the Issuer’s annual report for the year ended December 31, 2002, on Form 20-F, filed on June 30, 2003.

        Transactions in the Ordinary Shares effected by Festin since the Reporting Persons’ filing of Amendment No. 4 to their Schedule 13D are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were on the Nasdaq National Market.

        Except as indicated above and in Schedule A, the information set forth in response to Item 5 of the Statement remains unchanged.

Item 7.    Material to be Filed as Exhibits.

        The following Exhibit is filed herewith:

        Schedule A- Information concerning transactions in the Ordinary Shares effected by the Reporting Persons since the filing of the Statement.

[The remainder of this page intentionally left blank]

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 24, 2003

FESTIN MANAGEMENT CORP. BY: /s/ S. T. Wyler —————————————— S. T. Wyler

Tom Wyler BY: /s/ S. T. Wyler ——————————————

Arthur Mayer-Sommer BY: /s/ Arthur Mayer-Sommer ——————————————

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SCHEDULE A

Schedule of Transactions in the Ordinary Shares

Date of Transaction	Number of Shares	Price per Share
August 26, 2003	10,000	$6.059
August 26, 2003	8,000	$6.00
August 28, 2003	5,000	$5.85
August 28, 2003	5,000	$5.85
August 28, 2003	5,000	$5.85
August 28, 2003	5,000	$5.85
August 28, 2003	5,000	$5.85
August 28, 2003	5,000	$5.86
August 28, 2003	5,000	$5.86
August 28, 2003	5,000	$5.86
August 28, 2003	5,000	$5.86
August 28, 2003	5,000	$5.86
August 29, 2003	200	$5.86
August 29, 2003	5,000	$5.85
August 29, 2003	100	$5.88
August 29, 2003	200	$5.88
August 29, 2003	4,900	$5.85
August 29, 2003	4,000	$5.8
August 29, 2003	100	$5.84
November 12, 2003	3,500	$6.75
November 12, 2003	4000	$6.81
November 12, 2003	3000	$6.78
November 12, 2003	3000	$6.80
November 12, 2003	4000	$6.80

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